Exhibit 99.8

 Exhibit “A”

GENCO RESOURCES LTD.

Amended Consolidated Balance Sheet *

June 30, 2005

(Expressed in Canadian dollars)	(UNAUDITED)

	June 30	December 31
	2005 *	2004 *
	$	$
Assets

Current assets
Cash	1,841,767	-
Accounts receivable	1,077,865	900,107
Inventory (Note 4)	621,068	242,216
Prepaid expenses	165,605	139,810
	3,706,305	1,282,133

Mineral property interests (Note5)	43,000	42,858
Other long term investment	5,690	5,427
	48,690	48,285
Capital assets
Property, Plant and Equipment net (Note 7)	11,132,376	10,203,998

Total Assets	$ 14,887,371	$ 11,534,416

Liabilities

Current Liabilities
Accounts payable and accrued liabilities	979,714	1,814,927
Accounts payable - related parties	-	84,733
Current portion of long- term debt (Note 9)	601,000	601,000
	1,580,714	2,500,660
Long-term liabilities
Long term debt (Note 9)	3,107,126	2,954,223
Asset retirement obligation (Note 10)	198,541	192,387
	3,305,667	3,146,610

Total Liabilities	4,886,381	5,647,270

Shareholders' Equity
Share capital (Note 11)	15,830,826	12,247,113
Deficit, per Exhibit "B"	(5,829,836)	(6,359,967)
	10,000,990	5,887,146

	$ 14,887,371	$ 11,534,416

Approved by the Board of Directors

"Robert Gardner" ROBERT GARDNER	"Jim McDonald"	JIM MCDONALD
SIGN (TYPED) NAME OF DIRECTOR	SIGN (TYPED)	NAME OF DIRECTOR

Restated – See Note 16

The accompanying notes are an integral part of these financial statements

Exhibit “B”

GENCO RESOURCES LTD.

Amended Consolidated Statement of Operations and Deficit *

For the Three and Six Months Ended June 30, 2005

(Expressed in Canadian dollars)	(UNAUDITED)

	Three Months	Three Months	Six Months	Six Months
	Ended June 30,	Ended July 31,	Ended June 30,	Ended July 31,
	2005 *	2004 *	2005 *	2004 *
	$	$	$	$
Revenue	2,046,217	536,928	3,875,210	1,733,742
Cost of Sales	1,223,806	795,934	2,330,090	1,802,399
Gross Income	822,411	(259,006)	1,545,120	(68,657)

Operating expenses
Accounting and legal	64,630	26,568	88,969	65,407
Advertising and promotion	29,895	7,013	50,372	7,013
Amortization and accretion	3,802	23,469	13,367	24,827
Consulting fees	34,563	178,855	81,423	178,855
Foreign exchange	198,810	(66,016)	147,200	(21,704)
Insurance	2,608	(8,469)	10,870	8,429
Interest and bank charges	2,045	(38,427)	3,312	5,854
Management Fees	96,000	111,850	192,000	167,350
Office and miscellaneous	44,619	31,515	84,883	68,559
Regulatory fees	6,134	2,327	15,856	16,853
Rent	8,416	8,915	31,577	17,830
Travel	74,941	38,319	177,181	86,104
Wages and Benefits	46,987	109,982	92,407	152,825
Total operating expenses	613,450	425,901	989,417	778,202

Income (loss) before other	208,961	(684,907)	555,703	(846,859)

Other income and expenses
Accretion on long-term debt	(36,065)	(40,616)	(71,735)	(80,348)
Gain on sale of property	-	-	-	255,000
Write down of investment	-	(160,416)	-	(160,416)
Other Income	35,123	1,249	60,877	1,249
Stock compensation expense (Note 11)	(9,444)	(207,470)	(14,714)	(207,470)
Total other income and expense	(10,386)	(407,253)	(25,572)	(191,985)

Net Income (loss)	198,575	(1,092,160)	530,131	(1,038,844)
Deficit, begining	(6,028,411)	(4,874,775)	(6,359,967)	(4,928,091)
Deficit, ending, to Exhibit "A"	(5,829,836)	(5,966,935)	(5,829,836)	(5,966,935)

* Restated - See Note 16

The accompanying notes are an integral part of these financial statements

          Exhibit “C”

GENCO RESOURCES LTD.

Amended Statement of Cash Flows for the Three and Six Months Ended *

June 30, 2005

(Expressed in Canadian dollars)	(UNAUDITED)

	Three Months	Three Months	Six Months	Six Months
	Ended June 30,	Ended July 31,	Ended June 30,	Ended July 31,
	2005 *	2004 *	2005 *	2004 *
	$	$	$	$
Cash flows from operating activities
Net income (loss) for the period	198,575	(1,092,160)	530,131	(1,038,843)
Accretion	36,065	40,616	71,735	80,348
Amortization	69,237	37,885	134,240	97,276
Gain on disposal of property	-	-	-	(255,000)
Stock compensation expense	9,444	207,470	14,714	207,470
Stock issuance	-	101,600	-	101,600
Write down of investment	-	160,416	-	160,416
Unrealized foreign exchange gain	-	(117,824)	-	(86,171)
	313,321	(661,997)	750,820	(732,904)

Change in non-cash working capital	(361,557)	1,030,769	(1,502,353)	1,225,343
	(48,236)	368,772	(751,533)	492,439

Cash flows from investing activities
Deferred exploration &development costs	(554,194)	(697,641)	(1,043,105)	(1,719,035)
Mineral properties & other investments	(405)	(1,705)	(405)	(1,705)
Purchase of fixed assets	(11,450)	(125,026)	(13,359)	(125,026)
	(566,049)	(824,372)	(1,056,869)	(1,845,766)
Cash flows from financing activities
Shares issued for cash	129,720	87,333	3,569,001	1,233,335
	129,720	87,333	3,569,001	1,233,335

Foreign currency translation	55,968	64,919	81,168	67,084

(Decrease) increase in cash flows	(428,597)	(303,348)	1,841,767	(52,908)

Cash - beginning of period	2,270,364	331,227	-	80,787

Cash - End of period	$ 1,841,767	$ 27,879	$ 1,841,767	$ 27,879

* Restated - See Note 16

The accompanying notes are an integral part of these financial statements

Exhibit “D”

GENCO RESOURCES LTD.

Amended Notes to Consolidated Financial Statements

June 30, 2005

1.

Introduction:

Genco Resources Ltd., (the “Company”) was incorporated under the laws of the Province of British Columbia on February 28, 1980 as Senlac Oil & Gas Ltd. The Company changed its name to Rule Resources Ltd. on June 13, 1980, to Globe Resources Inc. on March 9, 1990, and to Genco Resources Ltd. on March 30, 1998.

On August 1, 2003 the Company acquired all of the issued and outstanding shares of La Guitarra Compania Minera S.A. de C.V. The purchase price for the acquisition was US $5,000,000 with consideration being a combination of the issuance of shares and debt. Under the purchase agreement and as part of the consideration, Genco issued 1,380,315 shares valued at CAD $1.02 per share to the vendor to satisfy US $1,000,000 of the purchase price. Genco agreed to pay the balance of US $4,000,000 by payments of $500,000 on each of the first through eighth anniversaries of the closing date.  On September 22, 2004 the Company issued 790,427 shares valued at $0.82 CAD for the first instalment payment to the vendor. La Guitarra Compania Minera S.A. de C.V. is a wholly owned subsidiary incorporated under the laws of Mexico.

The Company is engaged in silver and gold mining and related activities including exploration, extraction, processing, refining and reclamation. The Company has mining operations in Mexico and owns exploration projects in the United States and Canada.

During December 2004, the Company obtained approval from Canada Revenue Agency to change its fiscal year end to December 31. The purpose of the change is to align the year-ends of the Company and its operating Mexican subsidiaries. The change will reduce the cost of financial reporting. The financial statements as at June 30, 2005 are compared to July 31, 2004 due to the difference in the accounting reporting period in 2004 and 2005.

On April 7, 2005 the Company completed a private placement of 4,518,625 Units at $0.80 for gross proceeds of $3,614,900.  Each unit consists of one Genco common share and one share purchase warrant exercisable for two years from the date of closing for $0.90.  The proceeds of this private placement will be used for working capital and the 2005 exploration and development program at La Guitarra.

2.    Significant Accounting Policies:

These financial statements have been prepared in accordance with generally accepted accounting principles accepted in Canada applicable to a going concern and reflect the policies outlined below.

a) Basis of Presentation

These consolidated financial statements include the accounts of the parent company and its wholly owned subsidiaries, Rule Nevada Inc., La Guitarra Compania Minera, S.A. de C.V. ("La Guitarra") and Servicios para la Industria Minera, S.A. de C.V. All significant inter-company accounts and transactions have been eliminated.

          Exhibit “D”

GENCO RESOURCES LTD.

Amended Notes to Consolidated Financial Statements

June 30, 2005

2.

Significant Accounting Policies: (Continued)

b) Share Option Plan

As of August 1, 2002, the Company adopted the standard of the CICA Handbook, Stock-Based Compensation and Other Stock-Based Payments, which has been applied respectively. All stock-based awards made to non-employees and employees are recognized and measured using the fair value based method at the date of grant. The Company uses the Black-Scholes model to estimate fair value.

c) Inventory

Inventory is valued at the lower of cost and net realizable value. Cost is determined on an average cost basis.

d) Property, plant and equipment

Property, plant and equipment are recorded at cost. Amortization is provided for as follows:

Declining balance:

Automobile

18%

Computers

30 - 45%

Furniture and fixtures

13 - 20%

Mining equipment

13 - 30%

Straight line:

Building

36 years

Infrastructure and mine development

25 years

Leasehold improvements

5 years

Significant costs related to property acquisitions including undeveloped mineral interests are capitalized until the viability of the mineral interest is determined. The costs are capitalized until such time that it has been determined that a mineral deposit is commercially recoverable and a decision has been made to prepare a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit). Major development expenditures incurred to expose the ore, increase production or extend the life of an existing mine are capitalized. Capitalized costs are amortized over the life of the mineral interest once commercial mining of the mineral interest has commenced. Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic or are placed for sale.

Interest and finance costs relating to the construction of plant and equipment are capitalized prior to the commencement of commercial production of a new mine.  As the Company cannot reasonably estimate mineral reserves of the mine, depletion of the mine properties is charged on a straight-line basis over the estimated useful life of the mine.

          Exhibit “D”

GENCO RESOURCES LTD.

Amended Notes to Consolidated Financial Statements

June 30, 2005

2.     Significant Accounting Policies: (Continued)

Evaluations of the carrying values of each operation and development property are undertaken in each reporting period to determine if estimated undiscounted future net cash flows are less than the carrying value. Estimated undiscounted future net cash flows are calculated using estimated production sales prices and operating costs, capital costs and reclamation and closure costs. If it is determined that the future net cash flows from an operation or development property are less than the carrying value a write down is recorded with a charge to operations.

e) Foreign Currency Translation

The Company's functional and reporting currency is the Canadian dollar. Foreign currency monetary assets and liabilities are translated into Canadian dollars at the exchange rates prevailing at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange at the transaction date. Foreign currency transactions are translated at the Canadian dollar rate prevailing on the transaction dates. Foreign exchange gains and losses are included in the determination of earnings.

f) Earnings (Loss) per Share

Basic earnings (loss) per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to redeem common shares at the prevailing market value.

g) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions the company may undertake in the future, actual results may differ from the estimates.

h) Revenue recognition

Revenue from the sale of metals is recognized in the accounts when title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Revenue from the sale of metals may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement.

          Exhibit “D”

GENCO RESOURCES LTD.

Amended Notes to Consolidated Financial Statements

June 30, 2005

2.    Significant Accounting Policies: (Continued)

i) Exploration and development expenditures

Significant property acquisition costs and exploration and development expenditures are capitalized. Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic, abandoned, or are placed for sale.

j) Income and resource taxes

The provision for income and resource taxes is based on the liability method. Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

k) Provision for reclamation and closure

On January 1, 2003 the Company adopted the standard of the CICA handbook, Asset Retirement Obligations, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting date.  Reclamation and closure costs have been estimated based on the Company's interpretation of current regulatory requirements.

3.

Financial Instruments:

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, loans from related parties, investor deposits and long term debt. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of the financial instruments approximate their carrying values, unless otherwise noted

4.

Inventory:

	June 30, 2005 $	December 31, 2004 $
Concentrate	48,839	46,584
Parts and Supplies	200,248	195,632
	$249,087	$242,216

          Exhibit “D”

GENCO RESOURCES LTD.

Amended Notes to Consolidated Financial Statements

June 30, 2005

5.

Mineral Properties and Investment:

	June 30, 2004 $	December 31, 2004 $
Transvaal property	20,000	20,000
Oest, Nevada	23,000	22,858
Mineral properties	$43,000	$42,858

Transvaal Property - Kamloops Mining Division, BC, Canada

The Company owns nine mineral claims in the Highland Valley subject to a 1.5% net smelter returns royalty.  The Company did not expend any funds relating to these claims during the period ending June 30, 2005.

On April 19, 2004 the company entered into an agreement with Getty Copper Inc. ("Getty") to sell the Company's holdings in the Kamloops Mining Division, the Transvaal Property, to Getty. The company was to receive 458,333 shares of Getty valued at $0.60 per share as compensation. During the period ended December 31, 2004 the Company elected to cancel the agreement due to Getty’s failure to deliver the shares. The Company wrote down the Transvaal property value during July 2004 to its market value of $114,583. Since the agreement was cancelled, management recorded the property at its original book value prior the cancelled agreement at $20,000

Oest Property - Lyon County, Nevada, U.S.A.

The Company owns eight patented and six unpatented claims in the Devils Gate-Chinatown Mining District.  During the period ended June 30, 2005 the Company expended $148 maintaining the Oest Claims.

6.

Acquisition of La Guitarra:

Pursuant to a purchase agreement dated August 1, 2003, Genco acquired 100% of the outstanding common shares of La Guitarra. The results of La Guitarra's operations have been included in the consolidated financial statements since that date. La Guitarra owns an operating mine located in Mexico.

The purchase price of the transaction was US $5,000,000 (CAD $6,996,000) with consideration being a combination of the issuance of shares and debt. Under the purchase agreement and as part of the consideration, Genco issued 1,380,315 shares valued at CAD $1.02 per share to the vendor to satisfy US $1,000,000 of the purchase price. Genco agreed to pay the balance of US $4,000,000 by payments of $500,000 on each of the first through eighth anniversaries of the closing date. On September 22, 2004 the Company issued 790,427 shares valued at $0.82 CAD for the first instalment payment to the vendor.

          Exhibit “D”

GENCO RESOURCES LTD.

Amended Notes to Consolidated Financial Statements

June 30, 2005

6.     Acquisition of La Guitarra: (Continued)

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition in Canadian dollars based on the fair value of the consideration given.  The assets have been recorded at the fair value of the consideration given, being the market value of the shares plus the present value of the non-interest bearing debt discounted at an interest rate of 5% per annum.

As at August 1, 2003:

Current assets	$ 1,723,000
Property, plant and equipment	5,383,260
Deferred exploration costs	524,875
Total assets acquired	7,631,135

Total liabilities assumed	(1,377,191)
Net assets acquired	$ 6,253,944

7.

Property, Plant and Equipment:

	Cost* $	Accumulated amortization & depletion* $	June, 30 2005 Net* $	December 31, 2004 Net* $
Plant and equipment
Automotive	69,178	31,863	37,315	45,658
Buildings	910,420	73,724	836,696	856,135
Computer equipment	38,541	23,357	15,184	16,258
Furniture and fixtures	70,436	19,925	50,511	52,826
Infrastructure and mine development	6,036,740	102,529	5,934,211	3,511,989
Mining equipment	1,065,958	251,110	814,848	860,508
Leasehold improvements	44,250	21,838	22,412	27,287
Mine reclamation	186,424	6,835	179,589	179,589
	8,421,947	531,181	7,890,766	5,550,250

Properties in development - Mexico
San Rafael Mine	1,551,499	-	1,551,499	2,550,240
Exploration projects	1,423,301	-	1,423,301	2,007,544
Civil works projects	266,809	-	266,809	95,964
	3,241,610	-	3,241,610	4,653,748
4,653,748	$11,663,557	$531,181	$11,132,376	$10,203,998

* Restated – See Note 16

8.

Related Party Transactions:

During the six month period ended June 30, 2005, the Company paid $172,358 in consulting and management fees to directors and officers (July 2004: $184,129).

All sales of concentrate are to Compania Mineral Pena de Bernal, S.A. de C.V., a wholly owned subsidiary of a significant shareholder and creditor of the Company, Luismin S.A. de C.V.

During the six month period ended June 30, 2005 directors of the Company exercised 93,334 options at $0.75 each and paid $70,001. Two directors participated in the private placement which was completed on March 31, 2005 and paid $36,560 for 45,700 units.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9.

Long Term Debt:

Pursuant to the acquisition of La Guitarra the Company agreed to pay US $4,000,000 (CDN $5,318,000) to the vendor to satisfy the balance of the purchase price. The debt bears no interest, is unsecured, and is repayable by instalments of US $500,000 on each of the first through eighth anniversaries of the closing date. During the period ended December 31, 2004 the Company evaluated the outstanding loan balance in relation to the current Canadian dollar exchange price to the United State dollar and recorded a unrealized exchange gain of $446,250. The outstanding instalment due on the anniversary is $601,000 and is recorded as short term loan on the Company’s books.

Total debt	3,708,126
Less current portion	601,000
Long term debt: June 30, 2004	$3,107,126

10.

Provision for Asset Retirement Obligation:

Opening balance July 31, 2003	$Nil
Balance October 31, 2004	186,424
Accretion expense December 2004	5,963
Accretion expense June 2005	6,154
Ending balance June 30, 2005	$198,541

The total undiscounted amount of estimated cash flows required to settle the obligation at the end of the mines' estimated useful life of 25 years is $900,000 (2003 - $Nil), which has been discounted using a discount rate of 6.5%.

(Intentionally left blank)

11.

Share Capital:

a) Share capital

Authorized:

100,000,000 common shares without par value

Issued and fully paid:

Common shares

	Number of shares	Consideration
Balance July 31, 2002	4,891,481	$3,871,044
Private placement net of issuance costs	4,700,000	888,880
Exercise of warrants	4,966,682	496,667
Stock compensation expense	-	488,360
Balance July 31, 2003	14,558,163	5,744,951

Private placement net of issuance costs	1,933,464	2,585,389
Issuance of share capital to acquire La Guitarra	1,380,315	1,407,921
Shares issued for service	100,000	101,600
Exercise of stock options	383,000	287,250
Exercise of warrants	371,659	83,166
Stock compensation expense	-	207,470
Balance July 31, 2004	18,726,601	10,417,747

Exercise of stock options	230,011	172,508
Issuance of shares for debt	790,427	648,150
Private placement	1,192,000	953,600
Stock compensation expense	-	55,106
Balance December 31, 2004	20,939,039	$12,247,111

Private Placement	4,518,625	3,477,626
Options Exercised	121,834	91,376
Stock compensation expense		14,714
Balance June 30, 2005	25,579,498	$15,830,827

On July 31, 2003, the Company completed a private placement for 700,000 units at $0.72 per unit. Each unit comprised one common share and one share purchase warrant which is exercisable to purchase an additional common share at $0.90 per share until July 31, 2005.

On August 1, 2003 the Company issued 1,380,315 common shares at $1.02 per share pursuant to the acquisition of La Guitarra (see Note 6).

On August 1, 2003 the Company issued 100,000 common shares at $1.02 per share as finders’ fees pursuant to the acquisition of La Guitarra (see Note 6).

On November 5, 2003 the Company completed a private placement for 576,000 units at $1.20 per unit. Each unit comprised one common share and one share purchase warrant which is exercisable to purchase an additional common share at $1.30 per share until November 5, 2005.

          Exhibit “D”

GENCO RESOURCES LTD.

Amended Notes to Consolidated Financial Statements

June 30, 2005

11. Share Capital: (Continued)

a) Share capital (continued)

On January 2, 2004 the Company completed a private placement for 593,464 units for $1.40 per unit. Each unit comprised of one common share and one share purchase warrant which was exercisable to purchase an additional common share at $1.45 per share until January 2, 2005.

On April 23, 2004 the Company completed a private placement for 764,001 units for $1.50 per unit. Each unit comprised of one common share and one share purchase warrant which is exercisable to purchase an additional common share at $1.55 per share until April 23, 2006.

On September 22, 2004 the Company issued 790,427 common shares at $0.82 per share pursuant to the acquisition of La Guitarra (see Note 6).

On November 17, 2004 the Company announced a private placement for 250,000 units (subsequently raised to 345,000) at $0.80 per unit for total proceeds of $200,000 ($276,000). Each unit consists of one common share, subject to four months hold period, and one share purchase warrant exercisable to purchase one common share at $0.90 for a two-year period from the date of issuance. The private placement was completed on December 29, 2004.

On April 7, 2005 the Company completed a private placement of 4,518,625 Units at $0.80 for gross proceeds of $3,614,900.  Each unit consists of one Genco common share and one share purchase warrant exercisable for two years from the date of closing for $0.90.

b) Options

The Company has established a share purchase option plan whereby the Company's directors may from time to time grant options to directors, employees or consultants. The maximum term of any option may be ten years, but generally options are granted for five years or less. Compensation expense is determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company's share price of 65%, an annual risk free interest rate of 3.75% and vesting over various periods from immediately to 5 years.

A summary of the Company's Options at June 30, 2005 is presented as follows:

	Options	Weighted Average Exercise Price $
Balance December 31, 2004	1,466,989	0.93
Exercised	(121,834)	0.75
Granted	250,000	0.80
Cancelled	(200,00)	1.03
Balance, June 30, 2005	1,395,155	$0.89

          Exhibit “D”

GENCO RESOURCES LTD.

Amended Notes to Consolidated Financial Statements

June 30, 2005

11. Share Capital: (Continued)

c) Warrants

A summary of the Company's warrants at June 30, 2005 is presented as follows:

	Shares	Weighted Average Exercise Price
Balance July 31, 2003	700,000	0.90
Granted	1,933,465	1.44
Exercised	(38,333)	1.30
Balance July 31, 2004	2,595,132	1.30
Granted	1,192,000	0.90
Balance December 31, 2005	3,787,132	1.17
Expired	593,464	1.45
Granted	4,518,625	0.90
Balance June 30, 2005	7,712,293	$0.99

12.

Basic Earnings (Loss) per Share:

The loss per share figure has been calculated using the weighted average number of shares outstanding during the respective fiscal periods.

	Net profit (loss)	Weighted average shares	Per share amount $
2003
July 31, 2003	(797,337)	9,664,604	(0.08)
2004
July 31, 2004	(971,936)*	17,593,632	(0.06)*
Transition Year
December 31, 2004	(393,032)*	19,791,918	(0.02)*
June 2005	530,131 *	23,755,485	0.02 *

* Restated – See Note 16

(Intentionally left blank

          Exhibit “D”

GENCO RESOURCES LTD.

Amended Notes to Consolidated Financial Statements

June 30, 2005

13.

Income Taxes:

The potential benefit arising from operating losses has been recognized as a future tax asset. To the extent that these benefits may not be realized, a valuation allowance is provided to reflect the history of no income.  The Company's future tax balances are as follows:

	2004	2003
Future tax asset, beginning of year	819,250	439,244
Benefit of current year's operating loss carried forward	76,000	247,223
Benefit of losses acquired from La Guitarra	-	1,549,267
Taxable temporary differences	(16,531)	(1,393,997)
Benefit expired on prior year's operating loss	(23,040)	(22,487)
Future tax asset, end of year	855,679	819,250
Valuation allowance, beginning of year	819,250	439,244
Current year's provision	36,429	380,006
Valuation allowance, end of year Balance	855,679	819,250
Balance	$ -	$ -

The Company has accumulated non-capital losses in Canada of $ 1,515,364 for income tax purpose, which, may be deducted in the calculation of taxable income in future taxation years. The losses expire as follows:

2006	77,105
2007	78,933
2008	86,180
2009	95,951
2010	305,000
2011	872,195
Total	$1,515,364

The Company has non-capital losses available for tax purposes in Mexico of $5,038,267 that expire from 2005 to 2014

14.

Financing Arrangements:

On April 7, 2005 the Company completed a private placement, in three tranches, of 4,518,625 units at $0.80 each for total gross proceeds of $3,614,900. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant is exercisable to one common share at $0.90 for a period of two years.

15.

Subsequent Events:

On July 8, 2005 the Company, through its Compensation Committee, issued 1,156,845 stock options exercisable at $0.85 per share for a period of 5 years to various directors, officers and employees of the Company and its Subsidiaries in Mexico.

16.  Restatement – Acquisition of La Guitarra:

On August 1, 2003 the Company acquired 100% of the issued and outstanding shares of La Guitarra Compania Minera, S.A. de C.V.  (“La Guitarra”), a company incorporated in Mexico whose only asset is an operating mine and concessions in the Temascaltepec Mining District of Mexico.  Total consideration for the company was US $5,000,000 comprised of the issuance of 1,380,315 common shares of the Company valued at CDN $1,407,921 and the assumption of a non-interest bearing promissory note of US $4,000,000 payable in equal payments of US $500,000 for eight years.

To account for the purchase, the Company considered the CICA Handbook Section 1581.21 and 1581.22:

“Assets acquired and liabilities assumed in a business combination should be measured initially based on the cost of the purchase to the acquirer, determined as of the date of the acquisition.”

“The cost of the purchase to the acquirer should be determined by the fair value of the consideration given or the acquirer’s share of the fair value of the net assets or equity interests acquired, which ever is more reliably measurable.”

Based on this accounting pronouncement, the Company recorded the acquisition of the La Guitarra shares at the fair value of the assets acquired as it was determined at that time that those values were more reliably measured than the fair value of the shares and the non-interest bearing debt given.  After considerable review, the Company has now determined that the fair value of the shares and the non-interest bearing debt was more reliably measurable of the cost of the purchase as the only variable determinant was the fair value of the non-interest bearing debt and the selection of an effective interest rate.  The fair value of non-interest bearing debt is calculated as the present value of the future payments based on an effective interest rate equal to the Company’s normal cost of borrowing.  The Company has determined that its effective cost of borrowing, the interest rate that it could have paid had it incurred normal debt, would have been 5% per annum.

The Company originally recorded the cost of the acquisition at $7,366,703, which was the fair value of the net assets acquired, and was the basis of the negotiated purchase price.  Based on the fair value of the shares and the fair value of the non-interest bearing debt, the cost of the purchase should have been recorded at $6,253,944, a difference of $1,112,759.  Accordingly, the accounting for the acquisition has been revised in that the debt and the assets have been reduced by $1,112,759 and the corresponding depreciation on the assets acquired has also been reduced.

Since the debt is recorded at its fair value but must be repaid over 8 years at its face value, normal accounting rules require that the fair value of the debt be increased over time to its face value.  Accordingly, the Company has now recorded an accretion expense based on an effective rate of 5% in order to increase the fair value of the debt to its face value using the effective interest method.  The Company has also reduced the foreign exchange gain on the translation of the non-interest bearing debt as a result of reducing the debt to its fair value.

The following presents the effect on the Company’s previously issued financial statements for the three and six months ended June 30, 2005 and July 31, 2004:

          Exhibit “D”

GENCO RESOURCES LTD.

Amended Notes to Consolidated Financial Statements

June 30, 2005

16.  Restatement – Acquisition of La Guitarra: (Continued)

 Balance sheet as at June 30, 2005 –

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Capital assets	12,120,148	(987,772)	11,132,376
Total Assets	15,875,143	(987,772)	14,887,371
Long-term debt	3,606,000	(498,874)	3,107,126
Total liabilities	5,385,255	(498,874)	4,886,381
Deficit	5,340,938	488,898	5,829,836

Balance sheet as at July 31, 2004 –

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Capital assets	10,809,845	(1,025,357)	9,784,488
Total Assets	11,996,205	(1,025,357)	10,970,848
Long-term debt	4,653,250	(807,777)	3,845,473
Total liabilities	4,874,419	(807,777)	4,066,642
Deficit	5,749,355	(217,580)	5,966,935

Statement of operations for the three months ended June 30, 2005 -

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Cost of sales	1,234,448	(10,642)	1,223,806
Gross profit	811,769	10,642	822,411
Amortization	79,879	(10,642)	69,237
Foreign exchange (gain)	142,841	55,969	198,810
Accretion expense	-	36,065	36,065
Net Income (loss)	279,967	(81,392)	198,575
Basic earnings per share	0.03	(0.01)	0.02

Deficit, beginning	(5,620,905)	(407,506)	(6,028,411)
Deficit, ending	(5,340,938)	(488,898)	(5,829,836)

          Exhibit “D”

GENCO RESOURCES LTD.

Amended Notes to Consolidated Financial Statements

June 30, 2005

16.  Restatement – Acquisition of La Guitarra: (Continued)

  Statement of operations for the three months ended July 31, 2004 -

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Cost of sales	808,010	(12,076)	795,934
Gross profit	(271,082)	12,076	(259,006)
Amortization	49,961	(12,076)	37,885
Foreign exchange (gain)	(117,824)	51,808	(66,016)
Accretion expense	-	40,616	40,616
Net Income (loss)	(1,011,812)	(80,348)	(1,092,160)

Deficit, beginning	(4,737,543)	(137,232)	(4,874,775)
Deficit, ending	(5,749,355)	(217,580)	(5,966,935)

 Statement of operations for the six months ended June 30, 2005 -

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Cost of sales	2,351,373	(21,283)	2,330,090
Gross profit	1,523,837	21,283	1,545,120
Amortization	155,523	(21,283)	134,240
Foreign exchange (gain)	66,032	81,168	147,200
Accretion expense	-	71,735	71,735
Net Income (loss)	661,751	(131,620)	530,131

Deficit, beginning	(6,002,689)	(357,278)	(6,359,967)
Deficit, ending	(5,340,938)	(488,898)	(5,829,836)

  Statement of operations for the six months ended July 31, 2004 -

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Cost of sales	1,824,420	(22,021)	1,802,399
Gross profit	(90,378)	22,021	(68,357)
Amortization	119,297	(22,021)	97,276
Foreign exchange (gain)	(86,171)	64,467	(21,704)
Accretion expense	-	80,348	80,348
Net Income (loss)	(916,320)	(122,524)	(1,038,844)

Deficit, beginning	(4,833,305)	(94,786)	(4,928,091)
Deficit, ending	(5,749,355)	(217,580)	(5,966,935)

          Exhibit “D”

GENCO RESOURCES LTD.

Amended Notes to Consolidated Financial Statements

June 30, 2005

16.  Restatement – Acquisition of La Guitarra: (Continued)

       Statement of cash flows for the three months ended June 30, 2005 –

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Net income (loss)	279,967	(81,392)	198,575
Amortization	77,301	(8,064)	69,237
Accretion	–	36,065	36,065
Asset retirement obligation	2,577	(2,577)	–
Cash flows used in operating activities	7,732	(55,968)	(48,236)
Foreign currency translation	–	55,968	55,968
Net (Decrease) Increase in Cash	(428,597)	–	(428,597)

        Statement of cash flows for the three months ended July 31, 2004 –

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Net income (loss)	(1,011,812)	(80,348)	(1,092,160)
Amortization and accretion	63,072	(25,187)	37,885
Accretion on long term debt	–	40,616	40,616
Cash flows used in operating activities	433,691	(64,919)	391,228
Foreign currency translation	–	64,919	64,919
Net (Decrease) Increase in Cash	(303,348)	–	(303,348)

         Statement of cash flows for the six months ended June 30, 2005 –

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Net income (loss)	661,751	(131,620)	530,131
Amortization	149,369	(15,129)	134,240
Accretion	–	71,735	71,735
Asset retirement obligation	6,154	(6,154)	–
Cash flows used in operating activities	(670,365)	(81,168)	(751,533)
Foreign currency translation	–	81,168	81,168
Net (Decrease) Increase in Cash	1,841,767	–	1,841,767

16.  Restatement – Acquisition of La Guitarra: (Continued)

          Statement of cash flows for the three months ended July 31, 2004 –

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Net income (loss)	(916,320)	(122,523)	(1,038,843)
Amortization and accretion	122,185	(24,909)	97,276
Accretion on long term debt	–	80,348	80,348
Cash flows used in operating activities	559,523	(67,084)	492,439
Foreign currency translation	–	67,084	67,084
Net (Decrease) Increase in Cash	(52,908)	–	(52,908)

Genco Resources Ltd.

Management’s Discussion and Analysis of Financial

Condition and Results of Operations

April 17, 2006

Introduction

The following Management’s Discussion and Analysis (“MD&A”) of Genco Resources Ltd. (the “Company”) should be read in conjunction with the accompanying unaudited consolidated financial statements for the period ended June 30, 2005 and the audited financial statements for the year ended December 31, 2004, which are available on the SEDAR website at www.sedar.com.

All information contained in this MD&A was prepared in accordance with Canadian Generally Accepted Accounting Principals (GAAP).  All dollar amounts are expressed in Canadian Dollars unless specifically stated otherwise.

This MD&A contains historical information and statements that are forward-looking within the meaning of the Private Securities and Litigation Reform Act of 1995 or are based on an assumed course of action and economic conditions.  There is risk that actual events and results will differ from those projected in this discussion due to Risks and Uncertainties discussed in this MD&A or unforeseen circumstances.

Overview

Prior to the fiscal year ended July 31, 2003 the Company had no producing assets or significant revenues.  On August 1, 2003 the Company entered into an agreement with Luismin S.A. de C.V. to purchase La Guitarra Compania Minera S.A. de C.V. (La Guitarra), a producing silver/gold mine located in central Mexico, and all its assets for US $5,000,000 with consideration being an initial payment of US $1,000,000 of Genco Resources Common Shares and payments of US $500,000 payable on the first through eighth anniversaries.  All payments are payable in cash or Genco Resources Common Shares at the discretion of the Company.  Genco issued 1,380,315 common shares at $1.02 per share as the down payment for the La Guitarra purchase.  On September 22, 2004 the Company issued 790,427 common shares to Lusimin for the first annual payment.

On December 10, 2004 the Company announced it would change its year end from July 31 to December 31 effective December 31, 2004.  Approval was sought and received for the change from the Canada Revenue Agency and the British Columbia and Alberta Securities Commissions.  The reason for this change is to align the year ends of Genco and its operating subsidiaries in Mexico.  Management anticipates the move will reduce costs.  As a result of the change the Company reported a, one time, five month transition year covering the period August 1, 2004 to December 31, 2004.  The interim period ended June 30, 2005 is compared to the interim period ended July 31, 2004 due to the difference in accounting reporting periods in calendar years 2004 and 2005.

Overall Performance

During the six month period ended June 30, 2005 La Guitarra milled 21,547 tonnes of ore with an average head grade of 719 silver equivalent g/tonne and produced 448,631 silver equivalent ounces, consisting of 200,944 ounces of silver and 4,101 ounces of gold.  The average realized price per ounce of silver was US $7.08, and the average realized price per ounce of gold was US $427.52.  During the six month period ended June 30, 2004 La Guitarra milled 20,746 tonnes of ore with an average head grade of 457 silver equivalent g/tonne and produced 264,066 silver equivalent ounces.  Averaged realized prices for the period ended June 30, 2004 were US $6.54 per ounce of silver and US $402.30 per ounce of gold.  Mineral production and revenues increased during the period as a result of higher mineral grades from the new San Rafael zone, improved mineral recoveries and higher prices for silver and gold.  During the six month period approximately 24% of mine production came from the new San Rafael zone, which continues to deliver grades substantially higher than historical grades at La Guitarra.

At La Guitarra the Company continues to invest in ramp enlargement and development to access and open ore faces in the San Rafael zone as well as underground diamond drilling to define the ore body.  Work also continues to expand reserves and develop new areas for mining in order to better utilize the 340 tonne per day capacity of the existing mill. The Company has completed surface work and is awaiting the results of a geophysical survey along the La Guitarra and San Rafael veins in the immediate vicinity of the mill.  A 2,400 metre program of surface diamond drilling to test the previously identified Nuevo San Rafael zone commenced in July and the Company expects to the work to be completed early in Q4 of 2005.  During Q4 2005 the Company plans to purchase additional underground diamond drilling equipment in order to accelerate planned programs to test targets in the La Guitarra and San Rafael mines as well as new targets identified using geophysics and surface mapping.

During fiscal 2005 the Company expects that La Guitarra will require continued investment in infrastructure, development and exploration in order to achieve the goal of sustainable production increases.  The Company is unable to predict the exact amount of funding which will be required or the exact time period for which further funding will be required due to the volatility of commodity prices and exchange rates, and uncertainty over the success of future exploration. In addition, the Company faces uncertainties and variables common to resource companies operating in foreign jurisdictions.

Through its wholly owned, subsidiary Rule Nevada Inc., the Company owns six unpatented and eight patented claims in the Devils Gate – Chinatown Mining District of Nevada, the Oest Property.  During the period ended June 30, 2005 the company expended $148 related to these claims.  The Company currently does not have any plans to explore or develop the Oest Property, but will maintain the claims in good standing for future exploration or development.

The Company maintains crown granted mineral claims in the Highland Valley of British Columbia, the Transvaal Property.  During the period ended June, 2005 the Company had no expenditures related to these claims.  At this time the Company has no plans to develop the Transvaal Property, but will maintain the claims in good standing for future exploration.

As of August 1, 2002, the Company adopted the standard CICA Handbook, Stock-based Compensation and Other Stock-based Payments, which has been applied prospectively.  All stock-based awards made to non-employees and employees are recognized and measured using the fair value method at the date of grant.  The Company uses the Black-Scholes Model to estimate fair value.  The Company records options as an expense over the life of the option.  During the period ended June 30, 2005 the Company recorded a stock-based compensation expense of $14,714 (July 31, 2004; $207,470).

Results for the six month period ended June 30, 2005.

For the period the Company recorded sales of $3,875,210 (July 31, 2004; $1,733,742), cost of sales of $2,330,090 (July 31, 2004; $1,802,399) and gross income from operations of $1,545,120 (July 31, 2004; ($68,657)).  The Company had net income of $530,131 or $0.02 per share, a significant improvement over the loss recorded in the period ended July 31, 2004 (($1,038,844); ($0.06)).  Revenues and gross income increased during the period as a result of improved ore grades, improved metal recovery and higher metals prices.  Company Management anticipates higher average ore grades in 2005 than 2004.

Total assets totalled $14,887,371, an increase of $3,352,955 over the year ended December 31, 2004. The asset growth reflects the proceeds from a private placement completed on April 7, 2005.  During the period current assets increased to $3,706,305 (December 31, 2004; $1,282,133) the net working capital increased to $2,125,591 (December 31, 2004; ($1,218,527)).  Current liabilities decreased $919,946 from December 31, 2004 to $1,580,714, while long term liabilities increased $159,057 to $3,305,667.

During the period ended June 30, 2005 cash flows used in investing activities were $566,049 with the funds coming from operations, cash and financing activities.  These funds were invested in continued development at La Guitarra, equipment purchases and exploration.

(Intentionally left blank)

Summary of Quarterly Results

The following table summarizes selected financial information for the company for each of the last eight completed fiscal quarters.

	June 30,	March 31,	December 31,	October 31,
	2005	2005	2004*	2004
	$	$	$	$

Total revenue	2,046,217	1,828,993	661,975	1,258,223
Operating profit	822,411	722,709	223,173	265,979
General & Administration	(613,450)	(375,967)	(681,998)	9,690
Gain (loss) before extraordinary items	208,961	346,742	(458,825)	275,669
Basic gain (loss) per-share	0.01	0.02	(0.02)	0.01
Fully diluted (loss) per-share	0.01	0.01	(0.02)	0.01
Extraordinary items	(10,386)	15,186	(141,837)	(68,039)
Net gain (loss)	198,575	331,556	(600,662)	207,630
Net gain (loss) per-share	0.01	0.02	(0.03)	0.01
Net gain (loss) per-share fully diluted	0.01	0.02	(0.03)	0.01

Total Assets	14,887,371	14,716,923	11,534,416	11,067,292
Total long-term liabilities	3,305,667	3,211,057	3,146,610	3,111,741

	July 31,	April 30,	January 31,	October 31,
	2004	2004	2004	2003
	$	$	$	$

Total revenue	536,928	1,196,814	1,111,664	878,232
Operating profit	(259,006)	190,349	342,076	96,604
General & Administration	(425,901)	(392,033)	(237,497)	(134,275)
Gain (Loss) before extraordinary items	(684,907)	(201,684)	104,579	(37,671)
Basic gain (loss) per-share	(0.04)	(0.01)	0.01	-
Fully diluted (loss) per-share	(0.04)	(0.01)	0.01	-
Extraordinary items	(407,253)	255,000	-	-
Net gain (loss)	(1,092,160)	53,316	104,579	(37,671)
Net gain (loss) per-share	(0.06)	0.00	0.01	-
Net gain (loss) per-share fully diluted	(0.06)	0.00	0.01	-

Total Assets	10,970,848	10,688,817	9,123,427	8,703,543
Total long-term liabilities	4,066,642	3,761,399	3,709,008	3,655,452

*The Quarter ended December 31, 2004 represents a 2 month period as part of the transition year required to change the financial year end from July 31 to December 31.

Revenues represent the recognition of revenues from operations at La Guitarra. Prior to the purchase of La Guitarra the Company recognized no significant revenues.  Revenues are principally affected by mine production, grade, selling price, and exchange rate fluctuations between the reporting currency, the Canadian Dollar, the selling currency, the American Dollar, and the Mexican Peso.  See section 2.e) Foreign Currency Translation of the Notes to Consolidated Financial Statements.

Operating profit is equal to the total revenues less the direct mine operating expenses, smelting and refining costs and any royalty or lease payments associated with mining concessions.  General and administration costs include all costs incurred directly by Genco and costs associated with the administration of La Guitarra and Rule Nevada.  General and administration expenses for the three month period ended June 30, 2005 were $613,450 (July 31, 2004; $425,901). Since the fiscal year ending July 31, 2003 Company administrative expenses have increased due to the pursuit of business opportunities, financings, the administration of La Guitarra and increased amortization charges.

The Company elects to expense stock options over the life of the option.  Stock option expenses are recorded as extraordinary items.

Liquidity and Capital Resources

On June 30, 2005 the Company had cash reserves of $1,841,767, net working capital of $2,125,591 (December 31, 2004: ($1,218,527)), an increase of $3,344,118 from the start of period.

At this time the Company does not know of any demands, commitments, or events in the foreseeable future which will materially affect its liquidity.  As in many small resource companies cash flows are directly affected by the success and failure of exploration and development work, and until such time that prices, grades, throughput, reduced costs or a combination of these factors provides sufficient cash flows to support  planned exploration and development work the Company may be required to look for alternate sources of financing.  No assurance can be given that if additional funding is required it will be available, or if available, will be on terms acceptable to the Company.

Transactions with Related Parties

During the period ended June 30, 2005 consulting and management fees paid to directors and officers of the Company amounted to $172,358 (July 31, 2004; $184,129).

All sales of mineral concentrate are to Compania Mineral Pena de Bernal S.A. de C.V., a wholly owned subsidiary of Luismin S.A. de C.V., a significant shareholder and creditor of the company.

During the period ended June 30, 2005 directors of the Company exercised 93,334 options at $0.75 each and paid $70,001. Two directors participated in the private placement which was completed on April 7, 2005 and paid $36,560 for 45,700 units.

Critical Accounting Policies

The Company’s critical accounting policies are summarized in note 2 to its consolidated financial statements.  In the preparation of its consolidated financial statements the Company uses Canadian generally accepted accounting principles, which requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures.  These estimates are based on management’s knowledge of current events and actions the Company may undertake in the future, actual results may differ from the estimates.

Disclosure of Outstanding Share Data

The Company has 100,000,000 shares of common stock authorized and on June 30, 2005 there were 25,579,498 shares outstanding.  The company also had 1,395,155 options and 7,712,293 warrants outstanding, each exercisable into one common share.

Risks and Uncertainties

Genco derives all its revenues from the sale of silver and gold.  Company revenues are dependant on the realized price for silver and gold, which are beyond the Company’s control, and can fluctuate widely, often over short time periods.  Fluctuating metals prices effect not only revenues, but can also affect project planning and budgeting as well as the viability of resource projects.

The Company is also exposed to currency risk.  The Company reports in Canadian dollars, but most of its costs are incurred in Mexican pesos or US dollars, and all sales are in US dollars.  The Company may experience gains or losses due to fluctuations in exchange rates, which are beyond its control.

Due to the nature of the Company’s business and the location of its main asset the Company is exposed to political and country risk.  Potential risks include, but are not limited to, changing regulations, increases or changes in royalty or tax structures, expropriation or nationalization, changes in import and export regulations, terrorism, corruption, and currency controls.

The Company also faces environmental risk.  Mining is subject to extensive environmental laws and regulations, which often change over time.  While the Company strives to maintain its operations in compliance with all applicable laws there are no assurances that the Company is in compliance with all laws and regulations or that new laws or regulations will not be introduced which the Company may not be in compliance with or that complying with new laws or regulations will not have a negative impact on the Company’s financial condition.  The Company currently makes provisions for reclamation, but there are no assurances that these provisions will be sufficient to cover future obligations.

Other risk factors facing the Company include those risk factors common to the mining industry, such as the ability to economically develop new mineral reserves and resources, and those risk factors facing small resource companies, such as the ability to attain capital for exploration and development at terms acceptable to the Company.

Outlook

The Company continues to pursue the acquisition of producing or near production stage assets.  Management is confident that demand for gold and silver will lead to continued price support in the short to medium term. By focusing on Mexico, the Company feels it will be able to benefit from any US Dollar appreciation in the price of silver and gold while the strong positive correlation between the US Dollar and Mexican Peso will provide protection from rising real costs.

At La Guitarra the Company plans to continue to increase production in the San Rafael zone and maintain production at or near current levels in the La Guitarra mine.   Current plans are to increase total production from 140 tonnes per day to between 180 and 210 tonnes per day as development in the San Rafael zone advances.  The Company plans to continue investing in exploration and development at La Guitarra with the objective of fully utilizing the existing mill capacity of 340 tonnes per day.

The Company is encouraged by improved grades from La Guitarra and believes that continued development in San Rafael combined with planned exploration and development in fiscal 2005 will lead to improved production volumes and grades, reduced costs, increased cash flow and profitability.  Investment in La Guitarra should create a platform for growth through further development of existing assets and through acquisition.

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Robert Gardner, Chairman of the Board of Genco Resources Ltd., certify that:

1

I have reviewed the amended interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Genco Resources Ltd., (the Issuer) for the interim period ending June 30, 2005;

2.

Based on my knowledge, the amended interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the amended interim filings; and

3.

Based on my knowledge, the amended interim financial statements together with the other financial information included in the amended interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the amended interim filings.

4.

The Issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer and we have:

(a)

designed such disclosure controls and procedures, or caused them to be       designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the amended interim filings are being prepared.

Date:  April 17, 2006

“Robert Gardner”

________________________________

Robert Gardner, Chairman of the Board

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Wayne Moorhouse, CFO of Genco Resources Ltd., certify that:

1.

I have reviewed the amended interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Genco Resources Ltd., (the Issuer) for the interim period ending June 30, 2005;

2.

Based on my knowledge, the amended interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the amended interim filings; and

5.

Based on my knowledge, the amended interim financial statements together with the other financial information included in the amended interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the amended interim filings.

6.

The Issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer and we have:

(a) designed such disclosure controls and procedures, or caused them to be       designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the amended interim filings are being prepared.

Date:  April 17, 2006

“Wayne Moorhouse”

__________________________

Wayne Moorhouse, CFO